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March 22, 2018

Securities and Exchange Commission
Division of Corporation Finance
Office of Healthcare & Insurance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Dorrie Yale

Re:	Strongbridge Biopharma plc
Registration Statement on Form S-3
Filed March 12, 2018
File No. 333-223575

Dear Ms. Yale

On behalf of our client, Strongbridge Biopharma plc, an Irish public limited company (the “Company”), we hereby provide responses to comments (the “Comments”) of the Staff (the “Staff”) of the Securities and Exchange Commission issued in a letter dated March 19, 2018 (the “Letter”) regarding the Company’s above-referenced Registration Statement on Form S-3, as filed with the Commission on March 12, 2018.  Contemporaneous with this submission, the Company is submitting Amendment No. 1 to the Registration Statement on Form S-3 (No. 333-223575) (as amended, the “Registration Statement”) reflecting the responses of the Company below.

The Company’s responses are numbered to correspond to the Comments as numbered in the Letter.  For your convenience, each of the Comments contained in the Letter have been restated in bold below in their entirety, with the Company’s corresponding response set forth immediately under such comment.

Registration Statement on Form S-3

Description of Purchase Contracts, page 45

1.                                      It is not clear how the purchase contracts you propose to issue should be characterized for purposes of the federal securities laws. For example, the disclosure in the filing indicates that these contracts may obligate you to sell to holders of these contracts and for holders of these contracts to purchase a specified or variable number of securities at specified prices, which may be based on a formula. The disclosure in the filing also indicates that these contracts may require you to make periodic payments to the holders of the contracts or for holders of these contracts to make periodic payments to you. Finally, the disclosure in the filing indicates that these contracts may require the holders of the contracts to secure their obligations in a specified manner. Based on this disclosure it appears that these contracts may have characteristics

ABU DHABI • ATHENS • BEIJING • CENTURY CITY • CHICAGO • DUBAI • FRANKFURT • HONG KONG • HOUSTON • KAZAKHSTAN • LONDON • LOS ANGELES • MUNICH • NEW YORK • NORTHERN VIRGINIA PARIS • PHILADELPHIA • PITTSBURGH • PRINCETON • RICHMOND • SAN FRANCISCO • SHANGHAI • SILICON VALLEY • SINGAPORE • WASHINGTON, D.C. • WILMINGTON

associated with forwards, options and security based swaps. Please provide us with your legal analysis as to how these contracts should be appropriately characterized under the federal securities laws.

Response:  The Company respectfully advises the Staff that it has decided not to offer purchase contracts through the Registration Statement and has updated the Registration Statement accordingly to remove references to purchase contracts.

2.                                      We note your disclosure that you may issue purchase contracts for the purchase or sale of securities that may consist of securities of third parties. Please advise us how you anticipate conducting such offerings under the registration and disclosure requirements of the Securities Act. For example, please advise us of the disclosure you will provide in the applicable prospectus supplement or other offering materials, including, as necessary, any required financial statement and non-financial statement disclosure about the issuer of such securities. For guidance, please refer to the Morgan Stanley & Co., Inc. no action letter (June 24, 1996) and Securities Act Sections Compliance and Disclosure Interpretation 203.03.

Response: The Company respectfully advises the Staff that it has decided not to offer purchase contracts through the Registration Statement and has updated the Registration Statement accordingly to remove references to purchase contracts.

General

3.                                      We note that you have a pending request for confidential treatment. Please be advised that we will not be in a position to declare your registration statement effective until we resolve any issues concerning the confidential treatment request.

Response: The Company respectfully acknowledges the Staff’s Comment 3.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0393.

Sincerely,

/s/ Aron Izower
Aron Izower
Reed Smith LLP